Filed by Nexstar Broadcasting Group, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Media General, Inc.

Filer’s SEC File No.: 000-50478

Date: January 11, 2016

The following is a press release issued by Nexstar Broadcasting Group, Inc. on January 11, 2016.

NEXSTAR REITERATES COMMITMENT TO COMPLETE MEDIA GENERAL ACQUISITION

IRVING, Texas – January 11, 2016 – Nexstar Broadcasting Group, Inc. (Nasdaq: NXST) today reiterated its commitment to acquire Media General, Inc. (NYSE: MEG) and to take all necessary actions to consummate a transaction that is clearly in the best interests of both Media General and Nexstar shareholders.

Perry Sook, Chairman, President and CEO of Nexstar, said, “We remain fully committed to acquiring Media General and with the support of its Board of Directors and shareholders expect to consummate a transaction expeditiously. Despite Meredith Corporation’s attempt to recast its proposed combination with Media General as a merger of equals, it is clear that Media General favors a transaction with Nexstar and shares our commitment to seeing it to fruition. As described by Media General in its most recent S-4 filing, Meredith’s proposed no-premium merger of equals transaction is ‘not competitive with Media General’s proposed transaction construct with Nexstar.’

“While Meredith’s continuing refusal to terminate its agreement is misguided, it will not prevent Nexstar from continuing to pursue its fully negotiated transaction with Media General. In fact, based on inquiry with the Federal Communications Commission (“FCC”), we believe the commission will continue to process applications during the spectrum auction, with the approval in ordinary course allowing for closing of approved transactions upon the FCC’s release of the Auction Results Public Notice or shortly thereafter.

“Should the Meredith management and Board persist in taking its acquisition by Media General to a vote of Media General shareholders — which is expected to occur within the next 60 days — it will certainly be voted down. The fact that Meredith sought to change its transaction terms is a clear admission that our proposal is superior. We intend to solicit proxies against Meredith’s original deal and take any other steps that may be necessary to allow us to consummate our agreed transaction with Media General. We have already reached agreement with Media General on the terms of a transaction, filed a form of merger agreement with the SEC, and have finalized terms with banks ready to provide approximately $4.7 billion in financing in support of the transaction. We expect to quickly sign a definitive agreement with Media General as soon as Media General shareholders vote down the transaction with Meredith (or earlier if a settlement is reached between Media General and Meredith to terminate their merger agreement).

“Our transaction provides a significant premium to Media General’s shareholders, including a cash component of $10.55, and allows Nexstar and Media General shareholders to participate in the near- and long-term upside of a pure-play broadcasting company with expanded audience reach, a more diversified portfolio and a significantly stronger financial profile, led by a proven broadcast and digital media management team. Nexstar management’s commitment to its shareholders and value creation is reflected both by our personal ownership and record of appreciation over the last five years. During this period Nexstar delivered equity returns of more than 785% compared with Meredith management’s approximate 30% return which lagged key indexes including the S&P 500 which rose 50% over this period. More recently, Nexstar delivered an 8% return over the last year compared to Meredith which lost more than 19% of its value, again underperforming its peer group and major indexes. Reflecting this data we are confident that Media General shareholders will choose Nexstar’s offer as superior to Meredith’s proposal.

“Nexstar’s acquisition of Media General will be an extraordinarily powerful combination that creates the nation’s second largest operator of television properties with a strong focus on localism. Our increased scale will allow advertisers and brands to benefit from a more comprehensive, integrated and competitive offering across all markets. Financially, this transaction will enable us to further broaden our revenue base, diversify our cash flow and generate over $500 million of annual free cash flow, equating to more than $10.50 per share per year over the 2015/2016 period, which will enhance long-term shareholder returns and would be allocated for leverage reduction, additional strategic investments and the return of capital to shareholders. In contrast, the Meredith proposal would again expose Media General shareholders to the challenged publishing business with approximately 54% of the acquired net EBITDA in the Meredith transaction coming from publishing. We encourage Media General shareholders to continue to voice their opposition to the transaction with Meredith in advance of the special meeting.”

As previously announced, Nexstar and Media General have completed the negotiation of terms under which Nexstar would acquire Media General for $10.55 per share in cash and 0.1249 of a share of Nexstar Class A common stock for each Media General share. In addition, the terms contemplate additional consideration to Media General shareholders in the form of a contingent value right (“CVR”) for each Media General share entitling Media General shareholders to net cash proceeds as received from the sale of Media General’s spectrum in the FCC’s upcoming spectrum auction. Also as previously announced, the negotiated transaction would not be subject to any financing condition; Nexstar intends to divest the TV stations necessary to obtain FCC regulatory approval of the proposed transaction; and, two Media General directors would join the Nexstar Board of Directors at closing. Because the Meredith-Media General merger agreement has not been terminated, there can be no assurance that any transaction with Media General will result (or the terms or timing thereof).

BofA Merrill Lynch is acting as financial advisor and Kirkland & Ellis LLP is acting as legal counsel to Nexstar in connection with the proposed transaction.

About Nexstar Broadcasting Group, Inc.

Nexstar Broadcasting Group is a leading diversified media company that leverages localism to bring new services and value to consumers and advertisers through its traditional media, digital and mobile media platforms. Nexstar owns, operates, programs or provides sales and other services to 106 television stations and related digital multicast signals reaching 57 markets or approximately 17.3% of all U.S. television households. Nexstar’s portfolio includes affiliates of NBC, CBS, ABC, FOX, MyNetworkTV, The CW, Telemundo, Bounce TV, Me-TV, LATV, Estrella, This TV, Weather Nation Utah, Movies! and News/Weather. Nexstar’s community portal websites offer additional hyper-local content and verticals for consumers and advertisers, allowing audiences to choose where, when and how they access content while creating new revenue opportunities.

Pro-forma for the completion of all announced transactions Nexstar will own, operate, program or provide sales and other services to 114 television stations and related digital multicast signals reaching 59 markets or approximately 18% of all U.S. television households.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Nexstar Broadcasting Group, Inc. (“Nexstar”) has made for a business combination transaction with Media General, Inc. (“Media General”). In furtherance of this proposal and subject to future developments, Nexstar (and, if a negotiated transaction is agreed, Media General) may file one or more registration statements, prospectuses, proxy statements or other documents with the U.S. Securities and Exchange Commission (“SEC”). This communication is not a substitute for any registration statement, prospectus, proxy statement or other document Nexstar and/or Media General may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF NEXSTAR AND MEDIA GENERAL ARE URGED TO READ ANY REGISTRATION STATEMENT, PROSPECTUS, PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement (if and when available) will be mailed to stockholders of Media General. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Nexstar or Media General through the web site maintained by the SEC at http://www.sec.gov.

Certain Information Regarding Participants

Nexstar and certain of its directors and executive officers may be deemed to be participants in any solicitation with respect to the proposed transaction under the rules of the SEC. Security holders may obtain information regarding the names and interests of Nexstar’s directors and executive officers in Nexstar’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, and Nexstar’s proxy statement for the 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 24, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of participants in any proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC if and when they become available.

Forward-Looking Statements

This communication includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Forward-looking statements include information preceded by, followed by, or that includes the words “guidance,” “believes,” “expects,” “anticipates,” “could,” or similar expressions. For these statements, Nexstar claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this communication, concerning, among other things, the ultimate outcome and benefits of any possible transaction between Nexstar and Media General and timing thereof, and future financial performance, including changes in net revenue, cash flow and operating expenses, involve risks and uncertainties, and are subject to change based on various important factors, including the possibilities that Nexstar will not pursue a transaction with Media General and that Media General will reject a transaction with Nexstar (or otherwise that no transaction will be consummated), the impact of changes in national and regional economies, our ability to service and refinance our outstanding debt, successful integration of Media General (including achievement of synergies and cost reductions), pricing fluctuations in local and national advertising, future regulatory actions and conditions in the television stations’ operating areas, competition from others in the broadcast television markets served by Nexstar, volatility in programming costs, the effects of governmental regulation of broadcasting, industry consolidation, technological developments and major world news events. Unless required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this communication might not occur. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this release. For more details on factors that could affect these expectations, please see our filings with the Securities and Exchange Commission.

Contacts

Investors:

Thomas E. Carter

Chief Financial Officer

Nexstar Broadcasting Group, Inc.

(972) 373-8800

JCIR

Joseph Jaffoni/Jennifer Neuman

(212) 835-8500 or nxst@jcir.com

Innisfree M&A Incorporated

Larry Miller/Jonathan Salzberger/Scott Winter

(212) 750-5833

Media:

Sard Verbinnen & Co

George Sard/Jim Barron/Jared Levy

(212) 687-8080